MANSON CREEK RESOURCES LTD.
1000, 800-5TH AVE. S.W. CALGARY, AB. T2P 3T6
403.233.0464 1.888.237.7898 FAX: 403.266.2606

October 19, 2001

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release Dated October 19, 2001

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

B. O'Neill

BARBARA O'NEILL

dw 2/26

FILE No.
82-3874

MANSON CREEK RESOURCES LTD.

SUITE 1000, 800-5TH AVENUE S.W., CALGARY, AB, T2P 3T6
PH.:403.233.0464 FAX: 403.266.2606

NEWS RELEASE

OCTOBER 19, 2001

News Release: **01-04**

Trading Symbol: CDNX-MCK
12g3-2(b) File No. 82-3874

For Further Information Contact: Jean Pierre Jutras, Vice-President

Exploration Update, Yukon Projects

Over the last three years of work in the Yukon, Manson Creek Resources Ltd. has recognized and documented an area with a geological environment prospective for the discovery of polymetallic volcanogenic massive sulphide deposits such as the Marg VMS deposit, Mayo Mining district, Yukon Territories (6.092 Mt grading 1.76% Cu, 2.46 %Pb, 4.6% Zn, 62.7 gpt Ag and 1.0 gpt Au, source: Yukon mineral property update, January 2000, Mineral Resource Branch, Yukon Government).

Prospective volcano-sedimentary stratigraphy identified to date spans an irregular area of over 35 kilometers by 35 kilometers and, if extended to the known Marg deposit to the west, would have a total prospective strike length of over 60 kilometers in an east-west direction. At this time, Manson Creek directly owns title to some 514 claims in the area and has a further 219 claims under option from various parties for a total of over 15,000 hectares of prospective ground.

As a result of regional geological, geochemical and geophysical work undertaken by Manson Creek since 1997, three specific targets have been identified and surface assessed to the point at which they are considered drill ready. These three areas are located on three separate claim groups namely the Rusty, JRS and Tanner claim blocks (see property location sketch map attached). Although no definitive surface expression of fresh massive sulphides can be presented for each of the areas, valid geological, geochemical and geophysical arguments can be presented to drill all three targets. Each of the targets proposed for drilling is considered to be of a size and scope such that it could represent a stand alone deposit should economic mineralization be found during drilling. A summary description of each of the three areas is provided below. It is important to note that work to date has only covered a small fraction of the total prospective area.

The Rusty target is a geophysical target consisting of a large conductivity anomaly outlined by the 2001 airborne geophysical survey over a minimum area of some 1,500 meters by 1,500 meters. A coincident magnetic high underlies the conductivity anomaly over a minimum area of some 300 by 400 meters. Although no detailed mapping has been conducted directly over the site of this anomaly mostly due to abundant tree cover, siliceous exhalative horizons have previously been mapped immediately to the west of the conductor and gabbro boulder conglomerates have been mapped to the immediate south.

The Tanner target is associated with a series of large, active transported gossans. These gossans, observed in three drainages, could be due to the oxidation of shallow metal bearing sulphide occurrences within or at the base of a black shale sequence. The presence of basalts and bedded barite in the direct vicinity of the gossanous sources indicates that both volcanic and exhalative components are present within this lithological horizon. A large and strong conductivity anomaly was identified by the 2001 airborne geophysical survey which encompasses all of the previous geological elements and which outlines a highly conductive area some 4,000 meters in length by some 300 meters in width. Although the presence of graphite has been documented within the shales and is a known source of conductivity, the presence of large gossans as well as anomalous water and stream sediment geochemistry indicates that significant accumulations of non-magnetic sulphides may be present in this area.

The JRS target is also located at the base of a graphitic black shale sequence and consists of stratabound, pyrite dominated disseminated to locally massive sulphides. These sulphides are observed bordering a strong oxidation zone identified over some 150 meters in length and varying in width between 0.5 and over 2 meters where exposed. One grab sample of pyritic material returned values of 0.8 g/t gold and 0.39% copper although other widely spaced samples from the same unit did not yield anomalous results. Gossanous water emanating from the oxidized zone is highly anomalous in zinc and nickel and moderately anomalous in copper. Stream sediment sampling results show highly anomalous copper and zinc values at, and downstream from, the gossanous zone. The mineralization identified to date occurs at a major stratigraphic change between black shales and underlying fine grained, tan to beige colored siliceous units. This setting is similar to that of the Marg deposit located some 25 kilometers to the south west of the JRS claim block. At the Marg deposit, no sulphides are seen at surface due to surface oxidation and a transported gossan is present in a creek draining the deposit. Marg also occurs at a major stratigraphic change between black shales and siliceous units interpreted to be felsic metavolcanic rocks (Source: Marg property description, Yukon minfile 106D009).

Outside the scope of polymetallic VMS style mineralization, nickel and gold bearing rocks have also been found to date on the properties.

Grab sampling of heavily serpentinized komatiitic flows and associated rocks on the Nad property has consistently returned elevated nickel values in the 0.10 to 0.56% range (29 grab samples). These flows have been identified over a minimum strike length of 8 kilometers to date. Pentlandite has been positively identified under petrographic examination as a nickel bearing sulphide phase. Chromium and cobalt values are also locally elevated. Early work does not suggest the presence of platinum group elements in association with the ultramafic nickel bearing units.

The discovery of this nickel mineralization in bedrock is the first such documented discovery in this part of the Yukon and opens previously unforeseen potential for further exploration aimed at the discovery of potentially significant nickel sulphide deposits.

A new gold showing has also been staked as part of the JRS property. Gold occurs in quartz-carbonate-arsenopyrite veins hosted in black shales. A grab sample of the mineralization in outcrop has returned 4.27 g/t gold while a 3 meter chip sample returned a value of 1.28 g/t gold. Veining of variable intensity has been observed along a creek drainage and is exposed over an area roughly 60 by 10 meters. Further exposure is limited by the presence of overburden.

The 2001 exploration team on this project consisted of Regan Chernish (B.Sc. Geology, P.GEOL), Dr. Shane Ebert (B. Sc, PhD Geology), Lawrence Winter (B.Sc, M.Sc. Geology) and Jean-Pierre Jutras (B.Sc Hons Geology, P.GEOL.). Sample security and integrity was insured by the use of individually numbered, tamper proof security tags to secure samples before shipping to the laboratory. All samples were taken to Northern Analytical Laboratories for analysis, a commercial analytical laboratory facility located in Whitehorse, Yukon Territories. Assays were performed using standard fire assay with an AA finish for gold and base metal values were determined by ICP. The Qualified Person responsible for the preparation of this exploration update was Jean-Pierre Jutras, P.Geol.

Manson Creek Resources Ltd. remains a well financed junior exploration company focused on advancing its Yukon properties to the discovery stage as well as acquiring and developing new precious and base metal grassroots prospects in Canada.

JEAN PIERRE JUTRAS, P. Geol.
Vice President

MANSON CREEK RESOURCES LTD.

Yukon Property sketch map



Blende
Beaver River
Val/Vera
Kathleen Lakes Property
(Vera, Val, Rusty and KLA claims)
Rackla Claims
Kathleen Lakes
Craig
JRS Claims
NAD Claims
Rackla River
Clark Lakes
McQuesten lake
Marg
Tanner Claims
Nadaleen River
Stewart River
Keno Hill
ELSA
Galena Hill
LEGEND
Roads
Rivers
KNOWN MINERAL DEPOSITS/OCCURENCES
MANSON CREEK PROPERTIES
SCALE
0
10
20
Kilometers
MAP LOCATION
YUKON
ALBERTA

PROPERTY NAME	NUMBER OF CLAIMS	CLAIM STATUS
Kathleen Lakes	486	206 under Option to earn 50 to 80% from Prism Resources * 280 Manson Creek 100% owned
NAD	164	5 under option to earn 60 to 100% from Falconbridge** 157 Manson Creek 100% owned
Tanner	44	8 under option to purchase *** 36 Manson Creek 100% owned
JRS	25	Manson Creek 100% owned
Rackla	16	Manson Creek 100% owned

* option to earn 50% with $1,000,000 in expenditure by December 2001 and a further 20% interest by funding a second $1,000,000 in exploraiton work.

** option to earn 60% with $500,000 in expenditures by December 2001 and 100% with a further $500,000 in exploration expenditures with a 2.5% NSR royalty retained by Falconbridge.

***Option to purchase over three years for total payments of $16,500. Vendor retains a 2% NPI.

FILE No. 82-3874

MANSON CREEK RESOURCES LTD.

SUITE 1000, 800-5TH AVENUE S.W., CALGARY, AB, T2P 3T6
PH.:403.233.0464 FAX: 403.266.2606

NEWS RELEASE

OCTOBER 19, 2001

News Release: **01-04**

Trading Symbol: CDNX-MCK
12g3-2(b) File No. 82-3874

For Further Information Contact: Jean Pierre Jutras, Vice-President

Exploration Update, Yukon Projects

Over the last three years of work in the Yukon, Manson Creek Resources Ltd. has recognized and documented an area with a geological environment prospective for the discovery of polymetallic volcanogenic massive sulphide deposits such as the Marg VMS deposit, Mayo Mining district, Yukon Territories (6.092 Mt grading 1.76% Cu, 2.46 %Pb, 4.6% Zn, 62.7 gpt Ag and 1.0 gpt Au, source: Yukon mineral property update, January 2000, Mineral Resource Branch, Yukon Government).

Prospective volcano-sedimentary stratigraphy identified to date spans an irregular area of over 35 kilometers by 35 kilometers and, if extended to the known Marg deposit to the west, would have a total prospective strike length of over 60 kilometers in an east-west direction. At this time, Manson Creek directly owns title to some 514 claims in the area and has a further 219 claims under option from various parties for a total of over 15,000 hectares of prospective ground.

As a result of regional geological, geochemical and geophysical work undertaken by Manson Creek since 1997, three specific targets have been identified and surface assessed to the point at which they are considered drill ready. These three areas are located on three separate claim groups namely the Rusty, JRS and Tanner claim blocks (see property location sketch map attached). Although no definitive surface expression of fresh massive sulphides can be presented for each of the areas, valid geological, geochemical and geophysical arguments can be presented to drill all three targets. Each of the targets proposed for drilling is considered to be of a size and scope such that it could represent a stand alone deposit should economic mineralization be found during drilling. A summary description of each of the three areas is provided below. It is important to note that work to date has only covered a small fraction of the total prospective area.

The Rusty target is a geophysical target consisting of a large conductivity anomaly outlined by the 2001 airborne geophysical survey over a minimum area of some 1,500 meters by 1,500 meters. A coincident magnetic high underlies the conductivity anomaly over a minimum area of some 300 by 400 meters. Although no detailed mapping has been conducted directly over the site of this anomaly mostly due to abundant tree cover, siliceous exhalative horizons have previously been mapped immediately to the west of the conductor and gabbro boulder conglomerates have been mapped to the immediate south.

The Tanner target is associated with a series of large, active transported gossans. These gossans, observed in three drainages, could be due to the oxidation of shallow metal bearing sulphide occurrences within or at the base of a black shale sequence. The presence of basalts and bedded barite in the direct vicinity of the gossanous sources indicates that both volcanic and exhalative components are present within this lithological horizon. A large and strong conductivity anomaly was identified by the 2001 airborne geophysical survey which encompasses all of the previous geological elements and which outlines a highly conductive area some 4,000 meters in length by some 300 meters in width. Although the presence of graphite has been documented within the shales and is a known source of conductivity, the presence of large gossans as well as anomalous water and stream sediment geochemistry indicates that significant accumulations of non-magnetic sulphides may be present in this area.

The JRS target is also located at the base of a graphitic black shale sequence and consists of stratabound, pyrite dominated disseminated to locally massive sulphides. These sulphides are observed bordering a strong oxidation zone identified over some 150 meters in length and varying in width between 0.5 and over 2 meters where exposed. One grab sample of pyritic material returned values of 0.8 g/t gold and 0.39% copper although other widely spaced samples from the same unit did not yield anomalous results. Gossanous water emanating from the oxidized zone is highly anomalous in zinc and nickel and moderately anomalous in copper. Stream sediment sampling results show highly anomalous copper and zinc values at, and downstream from, the gossanous zone. The mineralization identified to date occurs at a major stratigraphic change between black shales and underlying fine grained, tan to beige colored siliceous units. This setting is similar to that of the Marg deposit located some 25 kilometers to the south west of the JRS claim block. At the Marg deposit, no sulphides are seen at surface due to surface oxidation and a transported gossan is present in a creek draining the deposit. Marg also occurs at a major stratigraphic change between black shales and siliceous units interpreted to be felsic metavolcanic rocks (Source: Marg property description, Yukon minfile 106D009).

Outside the scope of polymetallic VMS style mineralization, nickel and gold bearing rocks have also been found to date on the properties.

Grab sampling of heavily serpentinized komatiitic flows and associated rocks on the Nad property has consistently returned elevated nickel values in the 0.10 to 0.56% range (29 grab samples). These flows have been identified over a minimum strike length of 8 kilometers to date. Pentlandite has been positively identified under petrographic examination as a nickel bearing sulphide phase. Chromium and cobalt values are also locally elevated. Early work does not suggest the presence of platinum group elements in association with the ultramafic nickel bearing units.

The discovery of this nickel mineralization in bedrock is the first such documented discovery in this part of the Yukon and opens previously unforeseen potential for further exploration aimed at the discovery of potentially significant nickel sulphide deposits.

A new gold showing has also been staked as part of the JRS property. Gold occurs in quartz-carbonate-arsenopyrite veins hosted in black shales. A grab sample of the mineralization in outcrop has returned 4.27 g/t gold while a 3 meter chip sample returned a value of 1.28 g/t gold. Veining of variable intensity has been observed along a creek drainage and is exposed over an area roughly 60 by 10 meters. Further exposure is limited by the presence of overburden.

The 2001 exploration team on this project consisted of Regan Chemish (B.Sc. Geology, P.GEOL), Dr. Shane Ebert (B. Sc, PhD Geology), Lawrence Winter (B.Sc, M.Sc. Geology) and Jean-Pierre Jutras (B.Sc Hons Geology, P.GEOL.). Sample security and integrity was insured by the use of individually numbered, tamper proof security tags to secure samples before shipping to the laboratory. All samples were taken to Northern Analytical Laboratories for analysis, a commercial analytical laboratory facility located in Whitehorse, Yukon Territories. Assays were performed using standard fire assay with an AA finish for gold and base metal values were determined by ICP. The Qualified Person responsible for the preparation of this exploration update was Jean-Pierre Jutras, P.Geol.

Manson Creek Resources Ltd. remains a well financed junior exploration company focused on advancing its Yukon properties to the discovery stage as well as acquiring and developing new precious and base metal grassroots prospects in Canada.

JEAN PIERRE JUTRAS, P. Geol.
Vice President

MANSON CREEK RESOURCES LTD.

Yukon Property sketch map


Blende
Beaver River
Val/Vera
Kathleen Lakes Property
(Vera, Val, Rusty and KLA claims)
Rackla Claims
Kathleen Lakes
Craig
JRS Claims
NAD Claims
Tanner Claims
McQueston lake
Clark Lakes
Marg
Rackla River
Stewart River
Keno Hill
ELSA
Galena Hill
LEGEND
Roads
Rivers
KNOWN MINERAL DEPOSITS/OCCURENCES
MANSON CREEK PROPERTIES
SCALE
0 10 20
Kilometers
MAP LOCATION
ALBERTA

PROPERTY NAME	NUMBER OF CLAIMS	CLAIM STATUS
Kathleen Lakes	486	206 under Option to earn 50 to 80% from Prism Resources * 280 Manson Creek 100% owned
NAD	164	5 under option to earn 60 to 100% from Falconbridge** 157 Manson Creek 100% owned
Tanner	44	8 under option to purchase *** 36 Manson Creek 100% owned
JRS	25	Manson Creek 100% owned
Rackla	16	Manson Creek 100% owned

* option to earn 50% with $1,000,000 in expenditure by December 2001 and a further 20% interest by funding a second $1,000,000 in exploration work.

** option to earn 60% with $500,000 in expenditures by December 2001 and 100% with a further $500,000 in exploration expenditures with a 2.5% NSR royalty retained by Falconbridge.

***Option to purchase over three years for total payments of $16,500. Vendor retains a 2% NPI.

MANSON CREEK RESOURCES LTD.

SUITE 1000, 800-5TH AVENUE S.W., CALGARY, AB, T2P 3T6
PH.:403.233.0464 FAX: 403.266.2606

NEWS RELEASE

OCTOBER 19, 2001

News Release: -01-04

Trading Symbol: CDNX-MCK
12g3-2(b) File No. 82-3874

For Further Information Contact: Jean Pierre Jutras, Vice-President

Exploration Update, Yukon Projects

Over the last three years of work in the Yukon, Manson Creek Resources Ltd. has recognized and documented an area with a geological environment prospective for the discovery of polymetallic volcanogenic massive sulphide deposits such as the Marg VMS deposit, Mayo Mining district, Yukon Territories (6.092 Mt grading 1.76% Cu, 2.46 %Pb, 4.6% Zn, 62.7 gpt Ag and 1.0 gpt Au, source: Yukon mineral property update, January 2000, Mineral Resource Branch, Yukon Government).

Prospective volcano-sedimentary stratigraphy identified to date spans an irregular area of over 35 kilometers by 35 kilometers and, if extended to the known Marg deposit to the west, would have a total prospective strike length of over 60 kilometers in an east-west direction. At this time, Manson Creek directly owns title to some 514 claims in the area and has a further 219 claims under option from various parties for a total of over 15,000 hectares of prospective ground.

As a result of regional geological, geochemical and geophysical work undertaken by Manson Creek since 1997, three specific targets have been identified and surface assessed to the point at which they are considered drill ready. These three areas are located on three separate claim groups namely the Rusty, JRS and Tanner claim blocks (see property location sketch map attached). Although no definitive surface expression of fresh massive sulphides can be presented for each of the areas, valid geological, geochemical and geophysical arguments can be presented to drill all three targets. Each of the targets proposed for drilling is considered to be of a size and scope such that it could represent a stand alone deposit should economic mineralization be found during drilling. A summary description of each of the three areas is provided below. It is important to note that work to date has only covered a small fraction of the total prospective area.

The Rusty target is a geophysical target consisting of a large conductivity anomaly outlined by the 2001 airborne geophysical survey over a minimum area of some 1,500 meters by 1,500 meters. A coincide[illegible] magnetic high underlies the conductivity anomaly over a minimum area of some 300 by 400 met[illegible] Although no detailed mapping has been conducted directly over the site of th[illegible] abundant tree cover, siliceous exhalative horizons have previously been mappe[illegible] the conductor and gabbro boulder conglomerates have been mapped to the imm[illegible]

The Tanner target is associated with a series of large, active transported [illegible] observed in three drainages, could be due to the oxidation of shallow metal be[illegible] within or at the base of a black shale sequence. The presence of basalts and [illegible] vicinity of the gossanous sources indicates that both volcanic and exhalative com[illegible] this lithological horizon. A large and strong conductivity anomaly was identi[illegible] geophysical survey which encompasses all of the previous geological elements a[illegible] conductive area some 4,000 meters in length by some 300 meters in width. A[illegible] graphite has been documented within the shales and is a known source of cond[illegible] large gossans as well as anomalous water and stream sediment geochemistry i[illegible] accumulations of non-magnetic sulphides may be present in this area.

NEWS RELEASE OCTOBER 19, 2001

The JRS target is also located at the base of a graphitic black shale sequence and consists of stratabound, pyrite dominated disseminated to locally massive sulphides. These sulphides are observed bordering a strong oxidation zone identified over some 150 meters in length and varying in width between 0.5 and over 2 meters where exposed. One grab sample of pyritic material returned values of 0.8 g/t gold and 0.39% copper although other widely spaced samples from the same unit did not yield anomalous results. Gossanous water emanating from the oxidized zone is highly anomalous in zinc and nickel and moderately anomalous in copper. Stream sediment sampling results show highly anomalous copper and zinc values at, and downstream from, the gossanous zone. The mineralization identified to date occurs at a major stratigraphic change between black shales and underlying fine grained, tan to beige colored siliceous units. This setting is similar to that of the Marg deposit located some 25 kilometers to the south west of the JRS claim block. At the Marg deposit, no sulphides are seen at surface due to surface oxidation and a transported gossan is present in a creek draining the deposit. Marg also occurs at a major stratigraphic change between black shales and siliceous units interpreted to be felsic metavolcanic rocks (Source: Marg property description, Yukon minfile 106D009).

Outside the scope of polymetallic VMS style mineralization, nickel and gold bearing rocks have also been found to date on the properties.

Grab sampling of heavily serpentinized komatiitic flows and associated rocks on the Nad property has consistently returned elevated nickel values in the 0.10 to 0.56% range (29 grab samples). These flows have been identified over a minimum strike length of 8 kilometers to date. Pentlandite has been positively identified under petrographic examination as a nickel bearing sulphide phase. Chromium and cobalt values are also locally elevated. Early work does not suggest the presence of platinum group elements in association with the ultramafic nickel bearing units.

The discovery of this nickel mineralization in bedrock is the first such documented discovery in this part of the Yukon and opens previously unforeseen potential for further exploration aimed at the discovery of potentially significant nickel sulphide deposits.

A new gold showing has also been staked as part of the JRS property. Gold occurs in quartz-carbonate-arsenopyrite veins hosted in black shales. A grab sample of the mineralization in outcrop has returned 4.27 g/t gold while a 3 meter chip sample returned a value of 1.28 g/t gold. Veining of variable intensity has been observed along a creek drainage and is exposed over an area roughly 60 by 10 meters. Further exposure is limited by the presence of overburden.

The 2001 exploration team on this project consisted of Regan Chernish (B.Sc. Geology, P.GEOL), Dr. Shane Ebert (B. Sc, PhD Geology), Lawrence Winter (B.Sc, M.Sc. Geology) and Jean-Pierre Jutras (B.Sc Hons Geology, P.GEOL.). Sample security and integrity was insured by the use of individually numbered, tamper proof security tags to secure samples before shipping to the laboratory. All samples were taken to Northern Analytical Laboratories for analysis, a commercial analytical laboratory facility located in Whitehorse, Yukon Territories. Assays were performed using standard fire assay with an AA finish for g... and base metal values were determined by ICP. The Qualified Person responsi... exploration update was Jean-Pierre Jutras, P.Geol.

Manson Creek Resources Ltd. remains a well financed junior exploration comp... Yukon properties to the discovery stage as well as acquiring and developing n... grassroots prospects in Canada.

JEAN PIERRE JUTRAS, P. Geol.
Vice President

BEST AVAILABLE COPY

MANSON CREEK RESOURCES LTD.

Yukon Property sketch map



Blende
Beaver River
Val/Vera
Kathleen Lakes Property
(Vera, Val, Rusty and KLA claims)
Rackla Claims
Kathleen Lakes
JRS Claims
Craig
NAD Claims
Tanner Claims
Rackla River
Nadaleen River
Stewart River
McQuesten lake
Clark Lakes
Marg
Keno Hill
ELSA
Galena Hill
135° 30'
64° 15'
LEGEND
Roads
Rivers
KNOWN MINERAL DEPOSITS/OCCURENCES
MANSON CREEK PROPERTIES
SCALE
0
10
20
Kilometers
N.W.T.
MAP LOCATION
ALBERTA

PROPERTY NAME	*NUMBER OF CLAIMS*	*CLAIM STATUS*
Kathleen Lakes	486	206 under Option to earn 50 to 80% from Prism Resources * 280 Manson Creek 100% owned
NAD	164	5 under option to earn 60 to 100% from Falconbridge** 157 Manson Creek 100% owned
Tanner	44	8 under option to purchase *** 36 Manson Creek 100% owned
JRS	25	Manson Creek
Rackla	16	Manson Creek

* option to earn 50% with $1,000,000 in expenditure by December 2001 and a further second $1,000,000 in exploration work.

** option to earn 60% with $500,000 in expenditures by December 2001 and 100% wi exploration expenditures with a 2.5% NSR royalty retained by Falconbridge.

***Option to purchase over three years for total payments of $16,500. Vendor retains a 2